BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

May 23, 2023

The following changes were made in this Amendment:

Changes to Principals

George Carp – kept Title of Director and removed Title of CHIEF FINANCIAL OFFICER